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                                                                   EXHIBIT 2.01



                            ASSET PURCHASE AGREEMENT

     This asset purchase agreement ("Agreement") is entered into by Bollinger Industries L.P., a Texas limited partnership ("Seller"), and Rehab Plus Therapeutic Products, Inc., a Texas corporation
("Purchaser"), (collectively the "Parties").

     WHEREAS, Seller and Purchaser have reached an understanding with respect to the sale by Seller and the purchase by Purchaser of certain assets and business of Seller, as same are more particularly described in this Agreement.

     NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows.

     1. DEFINITIONS. As used in this Agreement, the following terms shall have the meanings indicated below:

        (a) "Affiliate" shall mean, with respect to any individual, partnership, limited liability company, corporation, unincorporated organization or association, trust (including the trustees thereof in their capacity as such) or other entity (collectively a "Person"), any other Person which either directly or indirectly controls, is controlled by or is under common control with the first Person. The current Affiliates of Seller are set forth on EXHIBIT 1(A).

        (b) "Assets" shall mean the Inventory, Equipment, Other Assets, and Contract Rights.

        (c) "Business" shall mean Seller's orthopedic division located in Lubbock, Texas with its related business defined as industrial, medical and rehabilitation products, but excluding from the foregoing Seller's business related to its fitness line of products. The foregoing definition of Business is intended to include the entire business operations of such division and its related goodwill, including but not limited to all tradenames and registered marks, copyrighted materials, proprietary information, client lists, business plans and information, etc., specific to such business division.

        (d) "Closing" shall mean the closing of the sale and purchase of assets contemplated in this Agreement, as same is more particularly described in SECTION 7 of this Agreement.

        (e) "Confidential Information" shall mean any information concerning the businesses and affairs of Seller that is not already generally available to the public.

        (f) "Contract Deposit" shall mean the Fifty Thousand Dollars ($50,000) payable to Seller by check, which shall be subject to collection, on execution of this Agreement by Purchaser,




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with such amount to be held in escrow as provided for in SECTION 8 and applied to the Purchase Price as set forth in this Agreement.

        (g) "Contract Rights" shall mean maintenance agreements, service contracts, and warranties related to any of the Assets being purchased under this Agreement as same are more particularly described in SECTION 3(I).

        (h) "Effective Date" shall mean the date on which the Inventory audit is conducted as provided for in SECTION 2(D), but possession of the Assets and delivery of the Business to Purchaser shall not occur until the Closing.

        (i) "Equipment" shall mean the items of furniture, equipment and other personal property utilized in the Business as more particularly described on EXHIBIT 1(I) to this Agreement.

        (j) "Inventory" shall mean the inventory, finished goods, raw materials, work in process, packaging, parts, and supplies related to the Business as more particularly described on EXHIBIT 1(J) to this Agreement.

        (k) "Liabilities" shall mean the liabilities and payables of Seller that are specifically identified on EXHIBIT 1(K) to this Agreement and as provided for in SECTION 14(E).

        (l) "Other Assets" shall mean the trade show booth used in connection with the Business and the art work, photography, plates, and graphics used in connection with the Business for customer presentations, trade shows, advertising, and customer brochures.

        (m) "Prepaid Expenses" shall mean the prepaid material, supplies, and inventory purchases and other expenses that have been prepaid by Seller that are specifically identified on EXHIBIT 1(M) to this Agreement.

        (n) "Purchase Price" shall mean the total of the consideration to be paid by Purchaser as set forth in SECTION 2(B).

   2.   SALE AND PURCHASE.

        (a) PURCHASE AND SALE OF ASSETS. On and subject to the terms and conditions of this Agreement and in reliance on the representations and warranties of Seller and Purchaser contained in this Agreement, Purchaser agrees to purchase from Seller, and Seller agrees to sell, transfer, convey, and deliver to Purchaser, all of the Assets and the Business as of the Effective Date for the Purchase Price.

        (b) PURCHASE PRICE. The total consideration for the Business and the Assets is One Million Six Hundred Fifty-Five Thousand Dollars ($1,655,000), subject to the following adjustments (the "Purchase
Price"):


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            (1) increased, or decreased, by the amount the Inventory as finally calculated by the Parties is greater, or less, than $375,000;

            (2) increased, or decreased, by the amount the Equipment as finally calculated by the Parties is greater, or less, than $50,000, but with such calculation to be not less than $30,000 or more than $60,000; and

            (3) increased by the Prepaid Expenses as finally calculated by the Parties.

        (c) PAYMENT OF PURCHASE PRICE. The Purchase Price shall be paid to Seller as follows:

            (1) Purchaser's assumption of the Liabilities as of the Closing;

            (2) the delivery to Seller at the Closing of a promissory note (the "Note"), a copy of which is attached as EXHIBIT 2(C)(2), payable to Seller in the amount of Three Hundred Seventy-Five Thousand Dollars ($375,000); and

            (3) a cash payment to Seller of the balance of the Purchase Price, with such cash payment to be made on or before September 3, 1996 by wire transfer and with such cash payment being reduced by the Contract Deposit (which shall be released to Seller on the date of its receipt of the wire transfer of funds).

        (d) AUDIT OF INVENTORY. A physical audit of the Inventory shall be taken on or before August 28, 1996 in accordance with mutually agreeable audit procedures. For purposes of this audit, Seller and Purchaser shall designate representatives to carry out the audit procedures and arrive at a value for the Inventory. The value of the Inventory shall be reasonably determined by the mutual agreement of Seller and Purchaser, and such reasonable determination shall take into account obsolete inventory items. After these determinations have been made, EXHIBIT 1(J) shall be completed, initialed by the parties and attached to this Agreement on or prior to the Closing.

        (e) ALLOCATIONS OF PURCHASE PRICE. The Parties agree to mutually agree upon an allocation of the Purchase Price to the Assets and to complete EXHIBIT 2(E) with such allocation as so determined. Seller and Purchaser further agree that (1) these allocations have been made as provided in Section 1060 of the Internal Code of 1986 (the "Code"), (2) each shall file Form 8594 (Asset Allocation Statement Under
Section 1060) on a timely basis for reporting the allocation, (3) the filing shall be consistent with the allocations set forth on EXHIBIT 2(E), and (d) neither will take any position on its respective income tax return that is inconsistent with the allocation.


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   3.   SELLER'S REPRESENTATIONS AND WARRANTIES.  Seller represents and warrants to Purchaser that the statements contained in this Section are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section, unless another date for such representation and warranty is specifically set forth in this Agreement).

        (a) ORGANIZATION OF SELLER. Seller is a limited partnership duly organized and validly existing under the laws of Texas and such other states or jurisdictions where the failure to so qualify would have a material, adverse affect on the Business or the Assets.

        (b) AUTHORIZATION OF TRANSACTION. Seller has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. Without limiting the generality of the foregoing, the board of directors of the general partner of Seller have duly authorized the execution, delivery, and performance of this Agreement by Seller.

        (c) NONCONTRAVENTION. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (1) violate any statute, regulation, order, or other restriction of any government, governmental agency, or court to which Seller is subject or any provision of the limited partnership agreement of Seller, or (2) cause a breach, default, or termination with regard to the Contract Rights.

        (d) BROKERS' FEES. Seller has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Purchaser could become liable or obligated.

        (e) TITLE TO ASSETS. Seller has good and marketable title to, or a valid leasehold interest in, the Assets, free and clear of all liens, security interests, obligations, or encumbrances, other than liens, liabilities, obligations, or encumbrances that will be satisfied in full, or released, prior to or contemporaneous with the Closing, except statutory tax liens that are not due and payable on or before the Closing.

        (f) FINANCIAL DATA. All financial data of Seller relating to the Business previously supplied to Purchaser, and that supplied to Purchaser prior to or at the Closing, have been prepared in accordance with consistent accounting practices, and present fairly the results of operations of the Business; provided, however, that, to the extent such information includes profit and loss statements requested by Purchaser with regard to Seller's prior operation of the Business, Seller represents and warrants that such profit and loss statements were prepared in good faith as excerpts from Seller's consolidated books and records, and Seller

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makes only a good faith representation or warranty with regard to same.

        (g) LEGAL COMPLIANCE. Seller has complied with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of federal, state, local, and foreign governments (and all agencies thereof) with regard to the Business and Assets, and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against Seller alleging any failure so to comply.

        (h) TAX MATTERS. Seller has filed, within the applicable time period including extensions, all local, state, and federal income, informational, franchise, sales, and other tax returns of any nature and type that it is required to file, all such tax returns were correct and complete in all respects, and all taxes, fees, penalties, interest, or other expenses related thereto have been paid in full or appropriate reserves have been made for same.

        (i) CONTRACTS RIGHTS. Seller has delivered to Purchaser a correct and complete copy of each written agreement, and associated security filings if applicable, related to the Assets and the Business that requires a payment, loan, advance, investment, capital expenditure, ordinary expenditure, or other obligation (1) in excess of $300.00 per month whether or not payable or properly accrued monthly, quarterly, annually, or otherwise, and (2) extending more than six months after the Effective Date. With respect to each such agreement delivered to
Purchaser: (1) the agreement is legal, valid, binding, enforceable, and in full force and effect, (2) no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration under the agreement, and (3) no party has repudiated any provision of the agreement. A list of the Contract Rights is set out on EXHIBIT 3(I).

        (j) LITIGATION. With respect to Seller's operation of the Business, Seller (1) is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (2) is not a party, or to the knowledge of Seller's directors or officers threatened to be made a party, to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator.

        (k) PRODUCT LIABILITY. Other than that for which Seller has provided its indemnity under SECTION 11, there is no currently pending, and Seller does not have any knowledge of any threatened, action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against Seller giving rise to any liability that arises out of any injury to individuals or property as a result of the ownership, possession, or use of any product


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manufactured, sold, leased, or delivered by Seller in the course of its prior operations of the Business.

        (l) DISCLOSURE. The representations and warranties contained in this Section do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section not misleading.

  4. PURCHASER'S REPRESENTATIONS AND WARRANTIES. Purchaser represents and warrants to Seller that the statements contained in this Section are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section, unless another date for such representation and warranty is specifically set forth in this Agreement).

        (a) ORGANIZATION OF THE PURCHASER. Purchaser is duly organized, validly existing, and in good standing under the laws of Texas and authorized to conduct its business in such other jurisdictions as are necessary for the consummation of this Agreement.

        (b) AUTHORIZATION OF TRANSACTION. Purchaser has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Purchaser, enforceable in accordance with its terms and conditions.

        (c) NONCONTRAVENTION. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (1) violate any statute, regulation, order, or other restriction of any government, governmental agency, or court to which Purchaser is subject or any provision of the charter or bylaws of Purchaser, or (2) cause a breach, default, or acceleration of any contracts or agreements by which it is bound.

        (d) BROKERS' FEES. Purchaser has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Seller could become liable or obligated.

  5. PRE-CLOSING COVENANTS. The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

        (a) GENERAL. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in SECTION 6).


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        (b) NOTICES AND CONSENTS.  Seller will give any notices to third parties (with copies of such notices furnished to Purchaser), and Seller will use its best efforts to obtain any third party consents, that are required to consummate the purchase and sale transaction. Each of the Parties will give any notices to, make any filings with, and use its best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies required to consummate the purchase and sale.

        (c) OPERATION OF BUSINESS. Seller will not engage in any practice, take any action, or enter into any transaction outside the ordinary course of the Business.

        (d) PRESERVATION OF BUSINESS. Seller will keep its business and properties substantially intact, including its present operations, physical facilities, working conditions, and relationships with lessors, licensors, suppliers, customers, and employees.

        (e) FULL ACCESS.

            (1) Seller will permit representatives of Purchaser to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of Seller, to all premises, properties, personnel, books, records (including tax records), contracts, and documents of or pertaining to Seller. Purchaser will treat and hold as such any Confidential Information it receives from Seller in the course of the reviews contemplated by this subsection, will not use any of the Confidential Information except in connection with this Agreement, and, if this Agreement is terminated for any reason whatsoever, will return to Seller all tangible embodiments (and all copies) of the Confidential Information which are in its possession.

            (2) To the extent not inconsistent with the provisions under subsection (1) above, the terms of the confidentiality agreement dated August 5, 1996 and entered into by Bollinger Industries, Inc. and Purchaser shall continue to apply until the Closing, and thereafter in the event Closing does not occur, with Seller being substituted therein for Bollinger Industries Inc.

        (f) AUDIT OF ASSETS. A physical audit of the Inventory will be conducted in accordance with the provisions of SECTION 2(d).

        (g) NOTICE OF DEVELOPMENTS. Each Party will give prompt written notice to the other Party of any material adverse development causing a breach of any of its own representations and warranties in SECTION 3 and
SECTION 4. No disclosure by any Party pursuant to this subsection, however, shall be deemed to amend or supplement any disclosures or representations set forth in this Agreement or to prevent or cure any misrepresentation, breach of


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warranty, or breach of covenant, unless so mutually agreed by the Parties.

  6.    CONDITIONS TO OBLIGATION TO CLOSE.

        (a) CONDITIONS TO OBLIGATION OF PURCHASER. The obligation of Purchaser to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions, provided however, that Purchaser may waive any condition specified in this subsection if it executes a writing so stating at or prior to the Closing:

            (1) the representations and warranties of Seller set forth in SECTION 3 shall be true and correct in all material respects at and as of the Closing Date;

            (2) Seller shall have performed and complied with all its covenants hereunder in all material respects through the Closing;

            (3) Seller shall have procured all the third party consents provided for in this Agreement;

            (4) Purchaser shall have received an assignment of, or be permitted to continue the use of, Seller's License Agreement with Charles Kallassy covering the Universal Ankle Support under Patent Application Serial No. 477,058 filed February 7, 1990;

            (5) Purchaser shall be permitted, by separate agreement or as otherwise determined by the Parties, to use the trademark
"Enlightened Rubber" in the same manner Seller is currently using same;

            (6) Purchaser shall have received releases of any third party liens that encumber the Assets and the Business, if any;

            (7) no action, suit, or proceeding against the Seller shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (1) prevent consummation of any of the transactions contemplated by this Agreement, (2) cause any of the statements to be rescinded following consummation, or (3) affect adversely the right of Purchaser to own the Assets and to operate the Business; and

            (8) all actions to be taken by Seller in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Purchaser.


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        (b) CONDITIONS TO OBLIGATION OF SELLER.  The obligation of
Seller to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions, provided however, that Seller may waive any condition specified in this subsection if it executes a writing so stating at or prior to the Closing:

            (1) the representations and warranties set forth in SECTION 4 shall be true and correct in all material respects at and as of the Closing Date;

            (2) Purchaser shall have performed and complied with all its covenants hereunder in all material respects through the Closing;

            (3) no action, suit, or proceeding against Purchaser shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (1) prevent consummation of any of the transactions contemplated by this Agreement or (2) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

            (4) Seller shall have secured the consent of its primary lender for the sale of the Assets and the Business and the release of any liens held by such lender against the Assets and the Business; and

            (5) all actions to be taken by Purchaser in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Seller.

  7.    THE CLOSING.

        (a) DATE OF CLOSING. The Closing shall take place on or before August 29, 1996 (the "Closing Date") at the offices of Seller, unless the parties have mutually agreed in writing to extend such date on or prior to August 29, 1996.

        (b) ITEMS TO BE DELIVERED AT THE CLOSING.

            (1) BY SELLER. At the Closing, Seller shall deliver to Purchaser, at Seller's sole cost and expense, each of the following items:

                (A) A certificate of existence issued by the appropriate state office and dated within fifteen (15) days of the Closing, and a copy of the board of director consents approving this Agreement;


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                (B) Bill of Sale conveying title to all the Assets on a
form acceptable to the Parties; and

                (C) Any and all other assignments of warranties, contracts, etc. called for in this Agreement.

            (2) BY PURCHASER. At the Closing, Purchaser shall deliver to Seller each of the following items:

                (A) A certificate of good standing issued by the appropriate state office and dated within fifteen (15) days of the Closing, and a copy of the board of director consents approving this Agreement;

                (B) the Note required under SECTION 2;

                (C) a continuing guaranty of David L. Foster and Ronnie Bilbo of the Note, with such guaranty to be in the form of EXHIBIT 7(B)(2)(C);

                (D) such other instruments called for in this Agreement.

        (c) CASH PAYMENT. The cash payment provided for under SECTION 2 shall be made to Seller on or before September 3, 1996, and the receipt by Seller of such cash payment shall be a condition precedent to the final closing and consummation of the sale and purchase contemplated by this Agreement. If such cash payment is not received by Seller on or before September 3, 1996 as provided for in SECTION 2, Purchaser shall be deemed to be in default under this Agreement and, in addition to any other remedies that Seller may have under this Agreement, Seller shall be entitled to receive the Escrow Amount as provided for in the Escrow Agreement and to immediately take possession of and assume full ownership of the Assets and the Business.
b
        (d) SALES AND TRANSFER TAXES. Following the Closing, Purchaser shall pay when due all sales and transfer taxes, if any, payable in connection with this Agreement and the conveyances, assignments, transfers, and deliveries to be made to Purchaser under this Agreement.

  8. CONTRACT DEPOSIT. Purchaser has paid Seller the sum of $50,000 cash as a deposit (the "Contract Deposit") with Purchaser's delivery to Seller of this Agreement signed by Purchaser. The Contract Deposit shall be held in escrow until the Closing or the termination of this Agreement, with such escrow to be in the form attached as EXHIBIT 8. As provided for in the Escrow Agreement, should the Closing fail to occur due to the breach of this Agreement by Purchaser, Seller shall retain the Contract Deposit as liquidated damages for such breach.


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  9.    OTHER AGREEMENTS BY THE PARTIES.

        (a) PRODUCT LIABILITY INSURANCE COVERAGE.

            (1) Seller agrees that it will continue to maintain its existing product liability insurance coverage on the following conditions: (1) The insurance will cover Inventory that was manufactured by Seller prior to the Effective Date; and (2) Seller shall have no obligation to continue any of the foregoing coverage after one hundred twenty (120) days following the Effective Date.

            (2) Seller will use its reasonable efforts to secure "tail" product liability insurance coverage for the Inventory, but Seller's obligations in this regard shall be governed, based on Seller's reasonable determination, by the cost, availability, and reasonable business need of such coverage. The period of such "tail" coverage shall be reasonably determined by Seller. If Seller elects to not obtain such tail coverage, Seller shall notify Purchaser of such decision.

            (3) To the extent Seller is not required to carry product liability insurance coverage under subsections (1) and (2) above, Purchaser shall secure and keep in force product liability insurance coverage for all of its operations after the Effective Date. On written request by Seller, Purchaser shall provide Seller with evidence of such coverage.

        (b) EMPLOYEES OF SELLER.

            (1) Purchaser may, in its sole discretion, hire Seller's existing employees who are full-time employees located at the Lubbock, Texas facility of the Business.

            (2) If the transactions contemplated by this Agreement are consummated and Purchaser extends an offer of employment to any of Seller's employees on or prior to the Closing Date and Seller's employee accepts such offer of employment from Purchaser, Seller agrees that it will not solicit the employment of such former employee for a period of three years after the Closing Date.

        (c) PRODUCT WARRANTY AND RETURNS AFTER EFFECTIVE DATE.
Purchaser agrees to perform all warranty work related to the products sold by Seller in Seller's Business operations prior to the Effective Date and similarly agrees to accept all customer returns of products sold by Seller in the Business prior to the Effective Date. Purchaser's obligations under the foregoing shall apply to warranty work or product returns that are less than $1,000 (based on the actual cost of such warranty work or returned product) as determined on an occurrence by occurrence basis. If a warranty claim equals or exceeds $1,000, Purchaser shall immediately notify Seller of same and Seller shall provide such warranty work at Seller's cost or Seller shall pay Purchaser to provide such warranty work on a mutually agreeable basis. If a


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

product return equals or exceeds $1,000 and Purchaser replaces the product or refunds the purchase price for same, Purchaser shall immediately notify Seller of same and Seller shall reimburse Purchaser for the cost of the replacement items or for the refunded purchase price.

        (d) SELLER MANUFACTURING AFTER EFFECTIVE DATE. Seller agrees that, for a period of thirty (30) days after the Closing Date, it will supply Purchaser with manufactured goods similar to the Inventory. These goods will be supplied to Purchaser on an order by order basis, with the cost of same to Purchaser being Seller's standard manufacturing cost and payable on terms as determined by Seller and Purchaser on an order by order basis. Seller's obligations under this subsection shall be limited to goods that can be reasonably manufactured with Seller's equipment in Lubbock, Texas that remains after the Closing under this Agreement.

        (e) PURCHASER'S USE OF BOLLINGER NAME. The Parties acknowledge that certain of the Inventory and/or Inventory packaging incorporates trademarks, copyright works, or other similar rights owned or held by Seller or an Affiliate of Seller and the rights to which are not being transferred to Purchaser under this Agreement (the "BLP Rights"). The Parties agree that Purchaser's sale of Inventory that incorporates the BLP Rights after the Effective Date shall be permitted, but Purchaser shall not be permitted to use the BLP Rights in any products that it might manufacture and Purchaser's right to use the BLP Rights shall be limited to selling the Inventory transferred under this Agreement that utilizes the BLP Rights.

        (f) SELLER TO SUPPLY PURCHASER WITH CERTAIN PRODUCTS. A part of the Inventory is comprised of gloves that Seller has purchased through supply agreements with third parties. Seller agrees to supply these gloves to Purchaser after the Effective Date for such reasonable period as needed for Purchaser to secure a supply source for the product. These goods shall be provided to Purchaser only on the basis that same are available to Seller and at Seller's actual cost and freight charges for same.

 10.    AGREEMENT NOT TO COMPETE.

        (a) TERM, GEOGRAPHICAL AREA, AND CONSIDERATION. In consideration of the benefits to be received by Seller under this Agreement and a material portion of the Purchase Price to be paid to Seller, Seller agrees that, for a period of five (5) years after the Effective Date, or such shorter period of time in the event Purchaser discontinues its operation of the Business, neither Seller or its Affiliates will enter into a business that is competitive with the Business conducted by Seller prior to the Effective Date with the Assets. The geographical area of the noncompetition provisions in this Section shall be the United States. Purchaser and Seller agree that the covenant not to


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

compete contained in this Section is a condition to Purchaser's entering into this Agreement with Seller.

        (b) PERSONS COVERED. This non-compete provision shall apply to Seller and an Affiliate of Seller, and it shall include, but not be limited to, participating in a competitive business as a shareholder, joint venturer, limited or general partner, limited liability company member, equity or debt owner, or in any other manner in which Seller or a Seller Affiliate may participate or share in the profits or revenues of the competitive business. Specifically excluded from this restriction is participation by Seller or an Affiliate through the ownership of debt or equity securities that are traded on an established securities market, unless Seller or an Affiliate severally or in the aggregate own more that 15% of the outstanding issue of such debt or equity security.

        (c) COMPETITIVE BUSINESS. For purposes of this Section, a competitive business shall mean the sale of the types of products included in the Inventory to medical, industrial, and rehabilitation distributors and wholesalers, but it shall not include Seller's sale of such products to retailers (unless identified on EXHIBIT 10(C)) and as fitness and athletic products.

        (d) INDEPENDENT PROVISION. This covenant not to compete on the part of Seller shall be construed as an agreement independent of any other provision of this Agreement and the payment of the Purchase Price provided for in SECTION 2, which shall constitute conditions precedent to the enforceability of Seller's obligations under this Section. Except as provided in the preceding sentence, the existence of any claim or cause of action by Seller against Purchaser, whether predicated on this Agreement or otherwise, shall constitute neither a defense to the enforcement by the Purchaser of this covenant, nor a set-off or claimed set-off against any remedies or benefits available or due to the Purchaser pursuant to the terms of this Agreement.

        (e) INJUNCTIVE AND EQUITABLE RELIEF. Seller agrees that a breach or violation of this covenant not to compete by Seller or an Affiliate shall entitle Purchaser, as a matter of right, to an injunction, without the need for posting bond or other security, issued by any court of competent jurisdiction which restrains any further or continued violation of this covenant.

        (f) DELAYS IN ENFORCEMENT. If Seller and/or an Affiliate violates this covenant not to compete and Purchaser brings legal action for injunctive or other relief, Purchaser shall not be deprived, as a result of the time involved in obtaining the relief, of the benefit of the full period of the restrictive covenant. For these purposes, the five (5) year period, or shorter period if applicable, shall be calculated as not including the period of time required for Purchaser to petition for and be granted the relief sought.

        (g) REASONABLENESS AND SCOPE. The parties to this Agreement agree that this covenant is reasonable in both time and scope. However, if any court shall determine that the duration or geographical limit of any restriction contained in this covenant not to compete is unenforceable, it is the intention and agreement of the Parties that the covenant shall be deemed amended to the extent required to render it valid and enforceable. Such amendment, if any, shall apply only with respect to the operation of this covenant not to compete and the jurisdiction of the court that has made the adjudication.

  11. INDEMNIFICATION BY SELLER. Seller agrees to indemnify and hold Purchaser harmless against, and will reimburse Purchaser on demand for, any payment made by Purchaser in respect of the following items:

        (a) LIABILITIES NOT ASSUMED. Any and all liabilities and obligations of or claims against Seller not assumed by Purchaser under the terms of this Agreement;

        (b) DAMAGES. Any and all damage or deficiency resulting from any misrepresentation, breach of warranty, or nonfulfillment of any covenant or agreement on the part of Seller under this Agreement or from any misrepresentation in, or omission from, any certificate or other instrument furnished or to be furnished to Purchaser pursuant to this Agreement, or in connection with the transactions contemplated hereby; and

        (c) ACTIONS. Any and all actions, suits, proceedings, demands, assessments, judgments, costs, and expenses incident to any of the foregoing or incident to the operation of the Business prior to the Effective Date.

        In the event Purchaser receives notice of any claim against it or Seller with respect to any of the foregoing, Purchaser shall promptly notify Seller of same and Seller shall compromise or defend same, with Seller further agreeing to inform Purchaser in writing from time to time as is reasonable regarding the status of such claim.

  12. INDEMNIFICATION BY PURCHASER. Purchaser agrees to indemnify and hold Seller harmless against, and will reimburse Seller on demand for, any payments made by Seller in respect of the following items:

        (a) LIABILITIES ASSUMED. Any and all liabilities and obligations of or claims against Seller that are assumed by Purchaser under the terms of this Agreement, including but not limited to the Liabilities;

        (b) DAMAGES. Any and all damages or deficiencies resulting from any misrepresentation, breach of warranty, or nonfulfillment of any covenant or agreement on the part of

Purchaser under this Agreement or from any misrepresentation in connection with the transaction contemplated hereby; and

        (c) CLAIMS. Any and all actions, suits, proceedings, demands, assessments, judgments, costs, and expenses incident to any of the foregoing or incident to the operation of the Business after the Effective Date.

        In the event that Seller receives notice of any claim against it or Purchaser with respect to any of the foregoing, Seller shall promptly notify Purchaser of same and Purchaser shall compromise or defend same, with Purchaser further agreeing to inform Seller in writing from time to time as is reasonable regarding the status of such claim.

  13. RISK OF LOSS. Until the Effective Date Seller shall bear the risk of loss should there be damage to any of the Assets by fire or other casualty. If, prior to the Effective Date, any of the Assets shall be damaged to the extent that there are insufficient Assets remaining for Purchaser to conduct the Business as previously conducted by Seller, or the Assets have been damaged to an extent that prevents such operations, then Seller shall give Purchaser written notice thereof within three (3) business days after such damage or loss by Seller. Upon receipt of such written notice Purchaser shall have five (5) business days in which to elect in writing to: (1) terminate this Agreement and its obligations under this Agreement; (2) require Seller to expend the insurance proceeds, if any, which it receives to place the Assets in the working order necessary to conduct the business operations of Seller that relate to the Assets or the business operations for which Purchaser is purchasing the Assets; or (3) require Seller to pay to Purchaser all insurance proceeds payable by reason of such loss or damage and allow Purchaser to conduct Asset repairs.

  14.   POST-CLOSING SETTLEMENTS.

        (a) SETTLEMENT STATEMENT. Within fifteen (15) days after the Closing, Seller shall prepare a settlement statement (the "Settlement Statement") and make available to Purchaser all records necessary for Purchaser to review and confirm the accuracy of the Settlement Statement. The
Settlement Statement shall set forth any changes to results of the pre-closing audit of the Assets by the Parties that are found to be necessary, and any changes with regard to the amounts determined for Closing with regard to the proration of taxes and expenses related to the Business and with regard to the Liabilities. Within five (5) days after Purchaser's receipt of the Settlement Statement, Purchaser shall deliver to Seller a written report which contains any changes which Purchaser proposes to the Settlement Statement and any requests for additional information Purchaser requests. Within five (5) days after Seller's receipt of Purchaser's written report, Seller shall respond in writing to Purchaser's written report. If the Purchaser and Seller reach an agreement with respect to the payment due to either Purchaser or Seller under the Settlement Statement, then any amount owed shall be paid within five (5) days of such agreement. Amounts paid after such five (5) days shall bear interest at the rate of fourteen percent (14.0%) per annum.

        (b) GOOD FAITH EFFORTS. Purchaser and Seller shall each use its reasonable good faith efforts to agree with respect to any amounts due pursuant to the Settlement Statement no later than thirty five (35) days after the Closing. If an agreement has not been reached within thirty five (35) days after the Closing, either party may seek to enforce any rights it claims under this Agreement. In the event a party has used its reasonable efforts to reach an agreement with respect to any amounts due under the Settlement Statement and such party is successful in a legal action for any amount due to it, the successful party shall be entitled to reimbursement from the other party of all expenses and costs related to the legal action and shall be entitled to interest at the rate of fourteen percent (14.0%) per annum on the amount due. In such event, the interest shall be calculated from thirty five (35) days after the Closing.

        (c) PRORATION OF TAXES. Any and all ad valorem and personal property taxes on the Assets to be transferred under this Agreement shall be prorated to the date of Closing based on the taxes for the immediately preceding tax year.

        (d) PRE-EFFECTIVE DATE RECEIVABLES. If Purchaser receives any funds attributable to pre-Effective Date sales by Seller, such funds shall belong to Seller, Purchaser shall hold same for the account of Seller, and Purchaser shall remit same to Seller within ten (10) days of Purchaser's receipt of same. Seller shall have access to the records of Purchaser for purposes of verifying the foregoing.

        (e) LIABILITIES. The amounts set forth on EXHIBIT 1(K) and attributable to commissions owed to manufacturers representatives for sales prior to the Effective date were calculated on the basis of Seller's records as of the date set forth on EXHIBIT 1(K). To the extent a manufacturers representative has commissions owed for sales for the period after the date set forth on EXHIBIT 1(K) to the Effective Date, Seller agrees that such amounts are obligations payable by Seller and are not assumed by Purchaser under this Agreement as a part of the Liabilities.

        (f) POST-EFFECTIVE DATE RECEIVABLES. If Seller receives any funds attributable to post-Effective Date sales by Purchaser, such funds shall belong to Purchaser, Seller shall hold same for the account of Purchaser, and Seller shall remit same to Purchaser within ten (10) days of Seller's receipt of same. Purchaser shall have access to the records of Seller for purposes of verifying the foregoing.

  15.   TERMINATION.

        (a) TERMINATION OF AGREEMENT. The Parties may terminate this Agreement only as provided below:

            (1) Purchaser and Seller may terminate this Agreement by mutual written consent at any time prior to the Closing. In such event, the Contract Deposit shall be paid as the Parties mutually agree.

            (2) Purchaser may terminate this Agreement by giving written notice to Seller if the Closing shall not have occurred on or before the scheduled Closing Date by reason of the failure of any condition precedent under SECTION 6(A) (unless the failure results primarily from Purchaser itself breaching any representation, warranty, or covenant contained in this Agreement). In such event, the Contract Deposit shall be returned to Purchaser, and the return of same shall constitute Purchaser's liquidated damages under this Agreement.

            (3) Seller may terminate this Agreement by giving written notice to Purchaser at any time prior to the Closing if the Closing shall not have occurred on or before the scheduled Closing Date by reason of the failure of any condition precedent under SECTION 6(B) hereof (unless the failure results primarily from Seller itself breaching any representation, warranty, or covenant contained in this Agreement). In such event, unless the event is as provided for under SECTION 6(B)(4) OR
(5), the Contract Deposit shall be retained by Seller and the retention of same shall constitute Seller's liquidated damages under this Agreement.

        (b) EFFECT OF TERMINATION. If any Party terminates this Agreement pursuant to this Section, all rights and obligations of the Parties hereunder shall terminate and no Party shall have any liability to the other for such termination; provided, however, that the confidentiality provisions contained in SECTION 5(E) shall survive termination.

  16.   MISCELLANEOUS.

        (a) RESOLUTION OF DISPUTES. For the resolution of any dispute under this Agreement, the Parties agree to follow the procedures outlined in this subsection.

            (1) The Parties hereby acknowledge that they will first attempt in good faith to resolve their disputes through direct negotiation within thirty (30) days of the date either Party notifies the other Party of the existence of a dispute. If a shorter time period is indicated by the circumstances, the Parties agree that the time period shall be reduced accordingly. This time period may be extended by agreement, during which time neither Party shall institute legal proceedings, unless the commencement of an action is necessary for statute of limitations purposes.

            (2) In the event the Parties are unable to resolve their dispute through direct negotiations within the applicable time period, either Party may notify the other Party of its decision to submit the dispute to mediation, to which each Party hereby consents, which mediation shall be handled in the following manner:

                (A) The mediator shall be selected by mutual agreement of the Parties. If agreement cannot be reached within twenty (20) days of the notification, the Parties shall request the senior (by number of years of continuous service) sitting civil district judge of Dallas County, Texas, acting in his individual capacity, to appoint a suitable mediator, and the appointment of same shall be binding upon the Parties.

                (B) The cost of mediation shall be paid one-half by Seller and one-half by Purchaser. In determining costs, the mediator may take into account all legal and legal assistant costs, out-of-pocket expenses, reasonable photocopy charges, long distance phone calls, travel expenses, depositions, court reporters, and other similar costs and expenses.

                (C) In no event shall the demand for mediation be made after the date when the initiation of legal or equitable proceedings based on such claim, dispute, or other matter in question would otherwise be barred by the applicable statute of limitations.

        (b) NATURE AND SURVIVAL OF REPRESENTATIONS. The representations, warranties, covenants, indemnities, and other provisions of this Agreement shall survive for a period of two (2) years after the Closing, EXCEPT to the extent a claim for indemnification or breach of contract has previously been asserted by or against Seller or Purchaser, as appropriate, and such claim remains unsettled on the second anniversary of the Closing (in which case the representations and warranties on which such claim is based shall terminate on the resolution of such claim, except that no new claim may be asserted on any representation or warranty that survives as a result of a disputed pending claim), and EXCEPT to the extent a longer period is specifically provided for under the noncompetition provisions of SECTION 10.

        (c) PRESS RELEASES AND PUBLIC ANNOUNCEMENTS. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the other Party; provided, however, that Seller may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities.

        (d) NO THIRD-PARTY BENEFICIARIES. This Agreement shall not confer any rights or remedies upon any Person other than the Parties, and the successors and assigns of the Parties as permitted by this Agreement.

        (e) ENTIRE AGREEMENT. It is expressly agreed by Seller and Purchaser, as a material consideration for the execution of this Agreement, that this Agreement is intended by the parties to be the final, complete, and exclusive embodiment of their agreement regarding the subject matter of this Agreement; that there are, and were, no oral representations, warranties, understandings, stipulations, agreements, or promises pertaining to this Agreement or any expressly mentioned written documents that are not incorporated in writing in this Agreement, and none shall be binding.

        (f) SUCCESSION AND ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. This Agreement may not be assigned without the written consent of the other Party.

        (g) COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

        (h) HEADINGS. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

        (i) FORCE MAJEURE. Neither Purchaser nor Seller shall be required to perform any term, condition, or covenant in this Agreement so long as such performance is delayed or prevented by force majeure, which shall mean acts of God, strikes, material or labor restrictions by any governmental authority, civil riot, floods, and any other cause not reasonably within the control of either Purchaser or Seller and that either Purchaser or Seller, by the exercise of due diligence, is unable, either wholly or in part, to prevent or overcome.

        (j) NOTICES. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (1) after two (2) business days if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below, (2) immediately if it is hand delivered during normal business hours to the addresses set forth below, and (3) on receipt by the receiving party of a telecopy, with proof of such receipt being required:


If to Seller:   Mr. Glenn Bollinger
                Bollinger Industries L.P.
                222 West Airport Freeway
                Irving, Texas  75062
                Telecopy:  214-438-6242
                Telephone: 214-445-0386(Metro)

      With Copy To:    Mr. George T. Johns
                       Tracy & Holland, L.L.P.
                       306 West Seventh Street, Suite 500
                       Fort Worth, Texas 76102
                       Telecopy:  817-332-3140
                       Telephone: 817-335-1050

  If to Purchaser: Mr. David L. Foster
                   Rehab Plus Therapeutic Products, Inc.
                   6104 45th Street, Space D
                   Lubbock, Texas 79407
                   Telephone: 800-288-8059
                   Telecopy:  806-791-2288

       With a copy to:  Mr. H. Alan Carmichael
                        McCleskey, Harriger, Brazill & Graf, L.L.P.
                        5010 University Avenue
                        P. O. Box 6170
                        Lubbock, Texas 79493
                        Telephone: 806-796-7300
                        Telecopy:  806-796-7365


        Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

        (k) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Texas without giving effect to any choice or conflict of law provision or rule (whether of the State of Texas or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Texas.

        (l) AMENDMENTS AND WAIVERS. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Purchaser and Seller. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

        (m) SEVERABILITY. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

        (n) EXPENSES. Purchaser and Seller will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, unless another provision for an expense or fee is specifically set forth in this Agreement.

        (o) GENERAL RULES OF CONSTRUCTION. This Agreement shall not be strictly construed against either Purchaser or Seller. No remedy or election given by any provision in this Agreement shall be deemed exclusive unless so indicated, but each shall, wherever possible, be cumulative with all other remedies in law or equity. The parties acknowledge that each party (and its counsel, if any) has had the opportunity to review and revise this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any amendments or exhibits thereto.

        (p) INCORPORATION OF EXHIBITS. The Exhibits identified in this Agreement are incorporated herein by reference and made a part hereof. The Parties acknowledge that certain of the Exhibits referenced in this Agreement have not been completed and attached at the time of the Parties signing this Agreement. The Parties shall mutually agree to these Exhibits on or before Closing and attach same to this Agreement for the Closing. Any of such later determined Exhibits shall be deemed to have been agreed to and attached hereto as of the signing of this Agreement by the Parties.

        (q) CROSS-COLLATERALIZATION.  After the Closing:

            (1) A default by Purchaser under either this Agreement or the Note shall be deemed to be a default by Purchaser under both;

            (2) A default by either guarantor under the Guaranty shall be deemed to be a default by Purchaser under this Agreement and the Note; and

            (3) A default by Seller under this Agreement shall not be deemed a reason for Purchaser's non-payment under the terms of the Note.

        In the event of a default as provided for above in this subsection, at the election of the non-defaulting Party, such default shall be deemed to be a default under the other agreements as above provided, whereupon such agreements shall, at non-defaulting Party's election, terminate and the non-defaulting Party shall be entitled to recover from the defaulting Party any damages to which it is entitled.

        The Parties have executed this Agreement on August 29, 1996.


PURCHASER:                                        SELLER:
Rehab Plus Therapeutic                      Bollinger Industries L.P.
      Products, Inc.

By /s/ RONNIE K. BILLO                      By:  /s/ GLENN D. BOLLINGER
  ------------------------                     -------------------------
                                            Glenn D. Bollinger
Its    President                            Chief Executive Officer of
   ---------------------                    Bollinger Operating Corp., its
                                            General Partner


EXHIBITS:

      EXHIBIT 1(a)              Seller Affiliates
      EXHIBIT 1(i)              Equipment
      EXHIBIT 1(j)              Inventory
      EXHIBIT 1(k)              Liabilities
      EXHIBIT 1(m)              Prepaid Expenses
      EXHIBIT 2(c)(2)           Note
      EXHIBIT 2(e)              Purchase Price Allocation
      EXHIBIT 3(i)              Contract Rights
      EXHIBIT 7(b)(2)(C)        Guaranty
      EXHIBIT 8                 Escrow Agreement
      EXHIBIT 10(c)             Noncompetition Customer List